82-1569

02060743

Security and Exchange Commission
450 Fifth Street, N. W.
Washington D. C. 20549

SUPPL

Re : Filing Annual Report

Dear Sirs

Pursuant to 12G-32B rule, ALL NIPPON AIRWAYS CO., LTD (The Company) will file our statement on its relationship with United Airlines .

(The company 12G32B authorization no. is 82-1569.)

Thank you

Sincerely Yours,

Tetsuya Sudo
Staff Director,Shareholder Relations
Ali Nippon Airways Co,.Ltd.
Tel 81-3-5756-5661 Fax 81-3-5756-5659

dlw 1/14/03

December 9, 2002

Statement by All Nippon Airways on its Relationship with United Airlines

All Nippon Airways has been informed by United Airlines of its intention to continue to operate all flights as scheduled. There has been no effect at this time on the relationship between ANA and United, which includes cooperation in code-sharing, frequent flyer programs and joint usage of airport lounges, as well as in other areas.

As a Star Alliance member, All Nippon Airways will continue its relationship with United Airlines, and will continue to cooperate with UA to the fullest extent of its capabilities, as it has in the past.